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WRITER’S DIRECT LINE

+852.3551.8690

WRITER’S EMAIL

ning.zhang@morganlewis.com

July 26, 2022

Confidential

Ms. Sisi Cheng

Mr. Martin James

Mr. Bradley Ecker

Mr. Sergio Chinos

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intchains Group Limited (CIK No. 1895597)

Registration Statement on Form F-1 (File No. 333-265756)

Dear Ms. Cheng, Mr. James, Mr. Ecker and Mr. Chinos:

On behalf of our client, Intchains Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 12, 2022 on the Company’s amendment No. 1 to the registration statement on Form F-1 initially filed on July 5, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing herewith amendment No. 2 (“Amendment No. 2”) to the Registration Statement via EDGAR to the Commission.

The Company respectfully advises the Staff that, subject to market conditions, it plans to file an amendment to the Registration Statement containing the estimated offering size and price range, and to launch the road show for the proposed offering as soon as possible. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Abu Dhabi Almaty Beijing Boston Brussels Century City Chicago Dallas Dubai Frankfurt Hartford Hong Kong Houston London Los Angeles Miami Moscow New York Nur-Sultan Orange County Paris Philadelphia Pittsburgh Princeton San Francisco Seattle Shanghai Silicon Valley Singapor Tokyo Washington, DC Wilmington

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2.

Prospectus Summary

Recent Developments

1.

We note your updated disclosures on pages 9 and 10 in response to prior comment 4. Please expand your disclosures to also discuss the recent market trends in the prices of alternative cryptocurrencies and its impact on the sales of your products and your revenues, similar to the discussion you included after the table on page 78.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 9, 10, 77 and 78 of the Amendment No. 2.

Exhibit Index

2.	Please revise to include a currently dated auditor’s consent.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page II-4 of the Amendment No. 2.

If you have any questions regarding the Amendment No. 2, please contact the undersigned by phone at +852.3551.8690 or via e-mail at ning.zhang@morganlewis.com.

Very truly yours

By:	/s/ Ning Zhang
Ning Zhang
Partner

cc:	Qiang Ding, Chairman and Chief Executive Officer, Intchains Group Limited

Chaowei Yan, Chief Financial Officer, Intchains Group Limited

Mr. Howard Leung, Mazars USA LLP

Mr. Lawrence Venick, Loeb & Loeb LLP

Ms. Louise L. Liu, Morgan, Lewis & Bockius

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